

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

John L. Workman
Executive Vice President and
Chief Financial Officer
Omnicare, Inc.
1600 River Center II
100 East River Center Boulevard
Covington, KY 41011

Re: Omnicare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy on Schedule 14A filed April 22, 2010
Supplemental Response filed July 1, 2010
File No. 001-08269

Dear Mr. Workman:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director